July 1, 2009

Via EDGAR and FACSIMILE

Mr. Mark Wojciechowski
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C.  20549-7010

Re:	Lifeway Foods, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 31, 2009 Form 10-Q for the Quarterly Period Ended March 31, 2009 Filed May 15, 2009 File No. 0-17363

Dear Mr. Wojciechowski:

On behalf of Lifeway Foods, Inc. (“Lifeway” or the “Company”), set forth below are the Company’s responses to your letter of comment dated May 28, 2009 to Ms. Julie Smolyansky, Chief Executive Officer and President of the Company.  The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment.

Mr. Mark Wojciechowski
July 1, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.
We note your disclosure that your Proxy Statement for your 2009 Annual Meeting of Shareholders scheduled to be held June 19, 2009 was to be filed no later than April 30, 2009.  Please tell us when you expect to file this proxy statement.

ANSWER:

The Proxy Statement for our 2009 Annual Meeting of Shareholders was filed on June 5, 2009. Please note that the Form 10-K filed on March 31, 2009 contained all required Part III disclosure.

Management’s Discussion and Analysis of Financial Condition and results of Operations

Critical Accounting Policies, page 18

2.
Please expand your discussion and analysis to disclosure and significant assumptions and estimates underlying your critical accounting policies.  Please also expand your disclosure to discuss the variability that is reasonably likely to result over time from the uncertainties inherent in these assumptions and estimates.  Consider disclosing a sensitivity analysis or discussing how your assumptions and estimates in prior periods have compared to actual results.  Refer to Section V of Securities and Exchange Commission release No. 33-8350, which can be found on the Commission’s website at:

http://www.sec.gov/rules/interp/33-8350.htm

In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

ANSWER:

The Company has not previously released its annual financial statements separately from its 10-K.  In accordance with past practices, management has referred to its accounting policies in its financial statements and referenced the same in the discussion and analysis.  However, in future discussion and analysis, the Company will include a discussion of its critical accounting policies.  The following is a proposed expanded disclosure:

Mr. Mark Wojciechowski
July 1, 2009

CRITICAL ACCOUNTING POLICIES

Lifeway’s analysis and discussion of its financial condition and results of operations are based upon its consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).  The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  US GAAP provides the framework from which to make these estimates, assumptions and disclosures.  Lifeway chooses accounting policies within US GAAP that management believes are appropriate to accurately and fairly report Lifeway’s operating results and financial position in a consistent manner.  Management regularly assesses these policies in light of current and forecasted economic conditions and has discussed the development and selection of critical accounting policies with its audit committee of the Board of Directors.  We believe that certain accounting policies are of more significance in our consolidated financial statement preparation than others, which policies are discussed below.  See also Note 2 to the consolidated financial statements for a summary of our principal accounting policies.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We maintain an allowance for doubtful accounts primarily based on the age of receivables, historical loss experience, factors surrounding the credit risk of specific customers and unusual circumstances, if any.  We regularly review the recoverability and age of our trade receivables.  If there is a deterioration of customers’ creditworthiness or actual defaults are higher than our historical experience, we will provide additional allowances.

We have had a good experience in collecting our trade receivables and also in estimating our allowance for doubtful accounts.

GOODWILL

Goodwill represents the excess purchase price over the fair value of the net tangible and other intangible assets acquired.  Goodwill is not amortized and is reviewed for impairment at least annually.  We conduct our annual impairment testing on December 31 to determine if we will be able to recover all or a portion of the carrying value of goodwill.  We test goodwill more frequently if events or changes in circumstances indicate that it might be impaired.

The application of the impairment test requires judgment, including the identification of reporting units, assignments of assets and liabilities to reporting units and the determination

Mr. Mark Wojciechowski
July 1, 2009

of the fair value of each reporting unit.  Further, the impairment test involves the use of accounting estimates and assumptions related to future operating results.

We will continue to closely monitor the 2009 results and projections for our reporting units and the economic conditions of the products end-markets.  Any significant change in market conditions, estimates or judgments could give rise to impairment in the period that the change becomes known.

These impairment tests also involve the use of accounting estimates and assumptions believed to be reasonable, the results of which form the basis for our conclusions.  Significant changes to these estimates and assumptions could adversely impact our conclusion to these impairment tests.

INTANGIBLE ASSETS

The Company’s intangible assets were acquired as a result of various business acquisitions. Prior to 2009, the Company accounted for intangible assets based on the business combination purchase price allocated to the indentified intangible.  Beginning in 2009, the Company is accounting for business combinations in accordance with SFAS No.  141(R) which requires assets acquired be recorded at their fair value.  The Company amortizes intangible assets over their estimated useful lives.  Intangible assets recorded and their useful lives are: recipes (4 years), customer lists and other customer related intangibles (7-12 years), lease agreement (7 years), trade names (15 years) and formulas (10 years).

The Company reviews intangible assets and their related useful lives at least once a year to determine if any adverse conditions exist that would indicate the carrying value of these assets may not be recoverable.  The Company conducts more frequent impairment assessments if certain conditions exist, including: a change in the competitive landscape, any internal decisions to pursue new or different strategies, a loss of a significant customer, or a significant change in the market place including changes in the prices paid for the Company’s products or changes in the size of the market for the Company’s products.

MARKETABLE SECURITIES

All investment securities are classified as available-for-sale, and are carried at fair value or quoted market prices.  Unrealized gains and losses on available-for-sale securities are reported as a separate component of stockholders’ equity, net of tax.  Amortization, accretion, interest and dividends, realized gains and losses, and declines in value judged to be other-than-temporary on available-for-sale securities are recorded in other income.  All of the

Mr. Mark Wojciechowski
July 1, 2009

Company’s securities are subject to a periodic impairment evaluation.  This evaluation depends on the specific facts and circumstances.  Factors that we consider in determining whether an other-than-temporary decline in value has occurred include: (a) the size and duration of the decline; (b) the financial condition of the investee; and (c) the intent and ability to retain the investment for a sufficient period of time to allow for possible recovery in the market value of the investment.  In determining fair value for financial assets the use of assumptions about future cash flows and appropriately risk-adjusted discount rates are acceptable when relevant observable inputs are not available.  In some cases we may determine that observable inputs require significant adjustment based on unobservable data.  More information on the specific methods used to determine fair values of the Company’s securities available-for-sale at December 31, 2008 can be found in Note 4, Marketable Securities, in the accompanying notes to the consolidated financial statements.

DEFERRED INCOME TAXES

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods.  Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate.  Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Our tax rate is based on expected income and tax planning opportunities available in the various jurisdictions in which we operate.  For interim financial reporting, we estimate the annual tax rate based on projected taxable income for the full year and record a quarterly income tax provision in accordance with the anticipated annual rate.  As the year progresses, we refine the estimates of the year’s taxable income as new information becomes available, including year-to-date financial results.  This continual estimation process may result in a change to our expected effective tax rate for the year.  When this occurs, we adjust the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.  Significant judgment is required in determining our effective tax rate and in evaluating our tax positions.

In accordance with SFAS No. 109, “Accounting for Income Taxes,” we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities.  Deferred tax assets represent items to be used as a tax deduction or credit in future tax returns for which we have already properly recorded the tax benefit in the income statement.  At least quarterly, we assess the likelihood that the deferred tax asset balance will be recovered from future taxable income.  We take

Mr. Mark Wojciechowski
July 1, 2009

into account such factors as prior earnings history, expected future earnings, carry-back and carry-forward periods and tax strategies that could potentially enhance the likelihood of a realization of a deferred tax asset.  To the extent recovery in unlikely, a valuation allowance is established against the deferred tax asset and increasing our income tax expense in the year such determination is made.

Evaluation of Disclosure Controls and Procedures, page 37

3.
We note your disclosure that your disclosure controls and procedures were not effective as of December 31, 2008.  We also note your related disclosure in your Form 10-Q for the quarterly period ended March 31, 2009.  Please disclose when each significant deficiency was identified, by whom it was identified, and when each significant deficiency first began.

ANSWER:

We have identified the following material weaknesses in our internal control for financial reporting:

Item 1. An incomplete and undocumented financial reporting process, including an overview of the financial disclosure principals;

Item 2. No documented accounting procedures manual available for employee use; and

Item 3. No documented accounting procedures in valuing of marketable securities other than temporary impairment.

Edward Smolyansky, the Company’s Chief Financial Officer, Chief Accounting Officer and Controller, identified the deficiency described in Item 1 above in early 2008.  Until such time as the deficiency was identified, the Company believed its financial reporting process to be adequate.

Edward Smolyansky identified the deficiency described in Item 2 above in early 2008. The Company has not previously had such an accounting procedures manual.

Mr. Mark Wojciechowski
July 1, 2009

Edward Smolyansky identified the deficiency described in Item 3 above around November 2008, and such deficiency first began in the third quarter of 2008.

Management’s Report in Internal Control Over Financial Reporting, page 37

4.
We also note that your management plans to “take corrective action” and to implement “additional controls” to address the material weaknesses disclosed.  With respect to this remediation effort, please expand your disclosure to include each of the specific steps that you have undertaken, or intend to undertake, to address such deficiencies, along with the timeframe for remediation and any associated materials costs.

ANSWER:

With respect to the Company’s plan to “take corrective action” and to implement “additional controls” in order to address material weaknesses discussed in Items 1, 2 and 3 of Comment No. 3 above, the Company has taken the following steps:

With respect to the deficiency discussed in Item 1, the Company has implemented use of a software program called  Microsoft Business Solutions-Navision ("NAV") as of June 1, 2009. Basically, the NAV software increases the financial reporting ability of the Company over the previous accounting software, and it implements more controls and strengthens the existing controls over the financial reporting process as well as allowing for more documentation of the financial reporting process. The cost to the Company to implement the NAV software program is approximately $100,000.  The Company believes this action will remediate the deficiency discussed in such item.

With respect to the deficiency discussed in Item 2, the Company has postponed further development of such manual until it can further analyze the new NAV software's effect on its financial controls.

With respect to the deficiency discussed in Item 3, the Company has undertaken more frequent and vigorous discussions with its accountants. The Company will further analyze the documentation of such accounting procedures when it can further analyze the new NAV software's effect on its financial controls.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Notes to Consolidated Financial Statements

Note 15 Recent Accounting Pronouncements, page 20

5.
We note your disclosure regarding the adoption of SFAS 141(R), and that “The Company will apply the provisions of this standard to any acquisitions that it completes on or after December 15, 2008.”  Given your acquisition of Fresh Made, Inc. in February 2009,

Mr. Mark Wojciechowski
July 1, 2009

please modify your disclosures to explain if you applied the provision of SFAS 141(R) to your acquisition.  In your response to this comment, please provide us with a sample of your proposed expanded disclosures.

ANSWER:

In accounting for the acquisition of Fresh Made, Inc., the Company did follow SFAS 141(R).  In the Company’s Form 10-Q to be filed for the second quarter the disclosures will be modified as follows (changes from first quarter are indicated in bold type):

           Note 14 – RECENT ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued SFAS No. 141(R) “Business Combinations.”  SFAS No. 141(R) states that all business combinations (whether full, partial or step   acquisitions) will result in all assets and liabilities of an acquired business being recorded at their acquisition date fair values.  Earn-outs and other forms of contingent consideration and certain acquired contingencies will also be recorded at fair value at the acquisition date.  SFAS No, 141(R) also states acquisition costs will generally be expensed as incurred; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense; and restructuring costs will be expensed in periods after the acquisition date.  This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008.  The Company applied the provisions of this standard to the acquisition of Fresh Made, Inc., in its first quarter 2009 acquisition (see Note 3).

Closing Comments

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Mark Wojciechowski
July 1, 2009

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this addresses all of the Commission’s comments and concerns.  Please do not hesitate to contact us with any further questions.

Sincerely, /s/ Edward Smolyansky CFO, Chief Accounting Officer and Controller